UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Commission File Number: 000-51378

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K

             |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

      For Period Ended: June 30, 2006

      |_|  Transition Report on Form 10-K    |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

      For the Transition Period Ended :________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    Techprecision Corporation

Former name if applicable: ___________________________________________

Address  of  principal   executive   office:   One  Bella  Drive,   Westminster,
Massachusetts 01473

                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]         (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company's Annual Report on Form 10-QSB for the quarter ended June 30, 2006 cannot be filed within the prescribed time period because the Company requires additional time for the completion of the audited statements, including the note thereto to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Mary Desmond, Chief Financial Officer, (978) 874-0591

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                       |X| Yes |_| No


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

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       |X| Yes |_| No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

            Prior to February 24, 2006, the registrant, then named Lounsberry Holdings II, Inc., was a shell corporation which was not engaged in any active business. On February 24, 2006 it acquired Ranor, Inc. in a transaction which is accounted for as a reverse acquisition. As a result, the results of operations for periods prior to February 24, 2006 will be the results of operations of Ranor, which is the accounting acquirer.

            Based on preliminary financial statements, the registrant will show a loss of approximately $75,000 on net sales of approximately $4.2 million for the quarter ended June 30, 2006, compared with a loss of approximately $128,000 on net sales of approximately $5.4 million for the quarter ended June 30, 2005.

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                            Techprecision Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006                 By:  /s/ Mary Desmond
                                           -------------------------------------
                                           Mary Desmond, Chief Financial Officer


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